EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	1999	2000	2001	2002	2003	Six months ended June 30, 2004
Fixed Charges and Preferred Stock Dividends:						
Interest	$ 233	$ 308	$ 358	$ 350	$ 351	$ 167
Interest portion of annual rentals	10	8	6	6	5	2
Preferred dividends of subsidiaries (1)	16	18	16	15	11	7
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 259	$ 334	$ 380	$ 371	$ 367	$ 176
Earnings:						
Pretax income from continuing operations	$ 573	$ 699	$ 731	$ 721	$ 742	$ 438
Total fixed charges (from above)	259	334	380	371	367	176
Less:						
Interest capitalized	1	3	11	29	26	4
Equity in income (loss) of unconsolidated subsidiaries and joint ventures	-	62	12	(55)	8	-
Total earnings for purpose of ratio	$ 831	$ 968	$ 1,088	$ 1,118	$ 1,075	$ 610
Ratio of earnings to combined fixed charges and preferred stock dividends	3.21	2.90	2.86	3.01	2.93	3.47

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.